Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: June 20, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) on June 20, 2014:

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How would you describe your company to your colleagues, friends or even strangers if you could use only 20 words? We are curious to hear that so read on to find out how you can share your views...

First, however, I would like to mention a few details about the 21st World Petroleum Congress, taking place in Moscow, Russia, which I attended this week. The congress is held only once in three years - this year saw 4,000 delegates, among them 30 ministers and 400 top managers and heads of sector organisations, participating.

This was a great platform for meeting many of our current and potential clients, such as ExxonMobil, Technip, BP, Statoil, Chiyoda, Shell, Saudi Aramco, Petrobras and others as well as several oil ministers from around the world. I was actively involved in two expert workshops and one plenary. At the plenary, titled ‘Energy and technology: energising the future’, I was joined by the UAE’s Minister of Energy and Norway Statoil’s CEO. The discussions revolved around new technologies which aim not only to find and extract natural resources but also to reduce the environmental footprint of their utilisation, and tackle such issues as energy efficiency, carbon dioxide capture and disposal, as well as cost reduction. I was interviewed by leading oil & gas magazine Upstream as well as by CNBC and naturally, some of the questions concerned Foster Wheeler.

I promised I was going to update you on integration planning as frequently as I could. This time I can share the latest news regarding the progress of the Culture and engagement work stream. Culture and engagement are absolutely crucial for successful integration and must not be underestimated. When planning the combination of AMEC and Foster Wheeler, we need to ensure that we create a single and unique culture for the ‘newco’, building on the existing cultures and values of the two companies. Our culture is rooted in our values, which are then reflected in our behaviours and the way we work.

What steps are we taking to make sure we develop the culture which will be most valuable to our future success?

•                  Three weeks ago a culture survey went out to over 1,000 employees across both businesses. This sample was selected to provide a good cross section of views from different countries, business units, markets and disciplines. It focused on understanding the current perception of each company’s unique identity, values, decision making styles and organisation health

•                  The response rate was over 70 per cent. That is very encouraging as it shows interest by a lot of you to take part in shaping a new business. Thank you to all of you who provided your views

•                  The results are now being processed and will be incorporated in the definition and implementation of the ‘newco’s’ values and behaviours.

We aim to finalise the set of values before ‘day 1’ of the new company, so we can communicate it on that day. After that, we will be defining and rolling out key behaviours that underpin those values and again, we will be engaging people throughout the ‘newco’ in this process.

This is a very exciting time for both AMEC and Foster Wheeler and I think it is entirely right that we involve as many people as we can, as we develop how we will work going forwards. I am  delighted we are taking this two-way process approach. You, our employees, are our biggest assets, as we have always said, and your views naturally count.

Last but not least I would like to mention again the work the branding and communications work stream is doing. One of the messages we are trying to convey during this project is that it is not all about the name or the logo. We have seen so many companies make the mistake of not deciding early enough who they want to be. Our brand is all about what we stand for, what differentiates us, where we are going, what behaviours we need to get there. And as you can see the branding project is linked to the culture and engagement piece.

We are trying to get as many people as possible involved in the brand project, though the tight timing is making this tricky. You can take part in this exercise as well — visit the common site (https://www.amecandfosterwheeler.com) and answer this question (in the header of the site): How would you describe the company you work for in 20 words? We would like to know what you think and your answers will be used in the development of the material. I would really encourage you to contribute — we’d be very grateful for your continued engagement.

Samir Brikho